FEDERAL INSURANCE COMPANY
Endorsement No.: 23
Bond Number:	82047455

NAME OF ASSURED: PNC FUNDS & PNC ADVANTAGE FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a.m. on	August 19, 2010
	to	12:01 a.m. on	September 19, 2011

This Endorsement applies to loss discovered after 12:01 a.m. on August 19, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 9, 2011

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

EXHIBIT A

Approval of Extension of Joint Fidelity Bond for PNC Funds, PNC Advantage
Funds and PNC Alternative Investment Funds

WHEREAS, the existing Joint Fidelity Bond underwritten by Federal Insurance Company (the “Joint Fidelity Bond”) covering each of the Alternative Funds, PNC Funds, on behalf of each of its portfolio series, and PNC Advantage Funds, on behalf of each of its portfolio series (each of the Alternative Funds and each portfolio series of PNC Funds and PNC Advantage Funds are collectively referred to as the “Funds” and individually as the “Fund”) will expire on August 19, 2011;

WHEREAS, fund management recommends the extension of the Joint Fidelity Bond through September 19, 2011;

RESOLVED, that it is the finding of the Board of Trustees of the Funds, including a majority of the Trustees who are not “interested persons” of the Funds, that the Joint Fidelity Bond between the Funds, with an aggregate joint bond limit of $4,500,000 and aggregate premium of $1,057, for the period August 20, 2011 to September 19, 2011, is in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”); and

(1)           FURTHER RESOLVED, that the Trustees of the Funds, including a majority of the Trustees who are not “interested persons” of the Funds, hereby approve the extension of the Joint Fidelity Bond for the period August 20, 2011 to September 19, 2011.

AMENDMENT TO AGREEMENT AMONG JOINTLY INSURED PARTIES

This Amendment, dated as of August 19, 2011 is entered into by and among PNC Absolute Return Fund LLC, PNC Alternative Strategies Fund LLC, PNC Long-Short Fund LLC, PNC Absolute Return Master Fund LLC, PNC Alternative Strategies Master Fund LLC, PNC Long-Short Master Fund LLC, PNC Absolute Return TEDI Fund LLC, PNC Alternative Strategies TEDI Fund LLC, PNC Long-Short TEDI Fund LLC, PNC Funds and PNC Advantage Funds (each a “Participating Fund,” collectively, the “Participating Funds”).

WHEREAS, the Participating Funds entered into an Agreement Among Jointly Insured Parties dated August 19, 2010 in which they agreed to be named as Insured under a Joint Fidelity  Bond (the “Bond”) under the Investment Company Blanket Bond with a term  of August 19, 2010 to August 19, 2011;

WHEREAS, the Participating Funds mutually agree to extend the term of the Bond to September 19, 2011;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree to extend the term of the Bond as set forth above.

Except to the extent amended hereby, the Agreement Among Jointly Insured Parties shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as amended hereby.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

PNC ABSOLUTE RETURN FUND LLC

PNC ALTERNATIVE STRATEGIES FUND LLC

PNC LONG-SHORT FUND LLC

PNC ABSOLUTE RETURN MASTER FUND LLC

PNC ALTERNATIVE STRATEGIES MASTER FUND LLC

PNC LONG-SHORT MASTER FUND LLC

PNC ABSOLUTE RETURN TEDI FUND LLC

PNC ALTERNATIVE STRATEGIES TEDI FUND LLC

PNC LONG-SHORT TEDI FUND LLC

PNC FUNDS

PNC ADVANTAGE FUNDS

By:	/s/Jennifer E. Spratley
Name:	Jennifer E. Spratley
Title:	Vice President of each Participating Fund

PREMIUM INVOICE

CHUBB GROUP OF INSURANCE COMPANIES

55 Water Street

New York, NY  10041

Federal Insurance Company

Marsh USA, Inc.	Date: June 16, 2011
1166 Avenue of the Americas	Branch: DTO
New York, NY 10036

REVISED

Insured	Bond #	Limit	Premium

PNC Funds	82047455	$4,500,000.-	$1,057.-

Additional Premium due to extension of policy period

Effective Date:  August 19, 2010 to September 19, 2011

Commission:  0%

When remitting please state policy number and make check payable to the Insurance Company indicated above.